UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                  LODGIAN, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    54021P106
                                 (CUSIP Number)

                         Casuarina Cayman Holdings Ltd.
                        1994 William J. Yung Family Trust
                                 William J. Yung
                               207 Grandview Drive
                          Fort Mitchell, Kentucky 41017
                            Attn: Mr. William J. Yung

                                 with a copy to:

                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                           Attn: James M. Dubin, Esq.

                                November 22, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 54021P106                                           Page 2 of 17 Pages
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Casuarina Cayman Holdings Ltd.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands, B.W.I.

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,741,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.8367%

14        TYPE OF REPORTING PERSON */

          CO

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                           Page 3 of 17 Pages
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          1994 William J. Yung Family Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Kentucky

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,741,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.8367%

14        TYPE OF REPORTING PERSON */

          OO

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                           Page 4 of 17 Pages
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Joseph Yung, Investment Advisor to the 1994 William J. Yung Family
          Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                7         SOLE VOTING POWER

           NUMBER OF                      2,546,138
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          2,546,138

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,741,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.8367%

14        TYPE OF REPORTING PERSON */

          IN

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                           Page 5 of 17 Pages
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          William J. Yung

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                7         SOLE VOTING POWER

           NUMBER OF                      195,562
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          195,562

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,741,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.8367%

14        TYPE OF REPORTING PERSON */

          IN

----------
*/       See Instructions Before Filling Out

Item 1. Security and Issuer.

        Unchanged.

Item 2. Identity and Background.

        The information below supplements the information previously reported in
Item 2.

        This statement is being filed by Casuarina Cayman Holdings Ltd. ("Casuarina"), the 1994 William J. Yung Family Trust (the "Trust"), Joseph Yung (an individual), as Investment Advisor to the Trust, and William J. Yung (an individual).

        The Executive Officers and Directors of Casuarina are as follows:

               William J. Yung -          Director and President
               Joseph E. Marquet -        Director and Vice President - Finance
               William C. Beegle -        Executive Vice President
               Theodore R. Mitchel -      Secretary and Treasurer
               Joseph A. Yung -           Vice President

        The address of the principal business office of each of Casuarina and the Executive Officers and Directors listed above, except for William J. Yung, is 207 Grandview Drive, Fort Mitchell, Kentucky 41017. The address of William J. Yung is 1200 Cypress Street, Cincinnati, Ohio 45206.

        Casuarina is a holding company owning 100% of the outstanding capital stock of Galleon Beach Resort, Ltd., a Cayman Islands, B.W.I. corporation which owns and operates a resort hotel in Grand Cayman, B.W.I.

        The present principal occupations of the Executive Officers and Directors of Casuarina are as follows:

               William J. Yung -          President and Chief Executive Officer
                                          of Columbia Sussex Corporation

               Joseph E. Marquet -        Chief Financial Officer and Vice
                                          President - Finance of Columbia Sussex
                                          Corporation

               William C. Beegle -        Executive Vice President of
                                          Construction of Columbia Sussex
                                          Corporation

               Theodore R. Mitchel -      Chief Accounting Officer and
                                          Secretary/Treasurer of Columbia Sussex
                                          Corporation

               Joseph A. Yung -           Director of Development of Columbia
                                          Sussex Corporation

        None of the persons on whose behalf this Schedule 13D is filed, nor, to the best knowledge of the persons filing this Schedule, any of the Executive Officers and Directors of Casuarina, have been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        None of the persons on whose behalf this Schedule 13D is filed, nor, to the best knowledge of the persons filing this Schedule, any of the Executive Officers and Directors of Casuarina, have been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Casuarina is a corporation organized under the laws of Cayman Islands, British West Indies. Each of the other Executive Officers and Directors of Casuarina are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        The information below supplements the information previously reported in
Item 3.

        The aggregate amount of funds expended on the purchases described in
Item 5 below for the 143,600 shares of Common Stock, par value $0.01 per share, of Lodgian, Inc. (the "Shares") purchased by Casuarina is $861,600. Cash generally available in the business of Casuarina was used, and no borrowed funds were involved.

Item 4. Purpose of Transaction.

        The information below supplements the information previously reported in
Item 4.

        By letter dated November 19, 1999, Lodgian, Inc. rejected the proposal by Casuarina and its affiliates to acquire Lodgian, Inc. This letter is filed attached hereto as Exhibit 3.

        Casuarina responded to Lodgian, Inc.'s November 19, 1999 letter by delivering an additional letter to Lodgian, Inc. on November 22, 1999. This letter is filed attached hereto as Exhibit 4.

Item 5. Interest in Securities of the Issuer.

        The information below supplements the information previously reported in
Item 5.

        Casuarina directly owns 143,600 Shares, which represents .5152% of the outstanding Shares. William J. Yung may be deemed to control Casuarina and, therefore, William J. Yung and Casuarina may be deemed to have beneficial ownership and voting and dispositive control of all of such Shares held of record by Casuarina. In addition, the Trust, Joseph Yung and William J. Yung, may, pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, be deemed to be the beneficial owner of the 143,600 Shares owned directly by Casuarina.

        Also pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, Casuarina may be deemed to be the beneficial owner of the 51,962 Shares owned directly by William J. Yung and the 2,546,138 Shares owned directly by the Trust.

        On November 22, 1999, Casuarina purchased 143,600 Shares at a cost of $6.00 per share which were made through broker/dealer transactions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The information below supplements the information previously reported in
Item 6.

        By letter dated November 19, 1999, Lodgian, Inc. rejected the proposal by Casuarina and its affiliates to acquire Lodgian, Inc. This letter is filed attached hereto as Exhibit 3.

        Casuarina responded to Lodgian, Inc.'s November 19, 1999 letter by delivering an additional letter to Lodgian, Inc. on November 22, 1999. This letter is filed attached hereto as Exhibit 4.

Item 7. Material to be Filed as Exhibits.

        Item 7 is hereby amended and restated in its entirety to read as follows:

        Exhibit 1. Engagement Letter between Casuarina Cayman Holdings Ltd. and Greenhill & Co., LLC, dated November 10, 1999.**/

--------
**/     Filed as an Exhibit to Amendment No. 1 to the Schedule 13D.

        Exhibit 2. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 16, 1999.***/

        Exhibit 3. Letter to Casuarina Cayman Holdings Ltd. from Lodgian, Inc., dated November 19, 1999.****/

        Exhibit 4. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 22, 1999.****/

        Exhibit 5. Joint Filing Agreement, dated November 22, 1999, among Casuarina Cayman Holdings Ltd., the 1994 William J. Yung Family Trust, Joseph Yung and William J. Yung.****/

--------
        ***/   Filed as an Exhibit to Amendment No. 2 to the Schedule 13D.
        ****/  Filed herewith.

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 1999

                                   Casuarina Cayman Holdings Ltd.

                                        By:  /s/ William J. Yung
                                             -------------------
                                             Name:  William J. Yung
                                             Title: President


                                   1994 William J. Yung Family Trust

                                        By:  The Fifth Third Bank,
                                             as Trustee

                                        By:  /s/ Timothy A. Rodgers
                                             ----------------------
                                             Name: Timothy A. Rodgers
                                             Title: Trust Officer


                                   /s/ Joseph Yung
                                   ---------------
                                   Joseph Yung


                                   /s/ William J. Yung
                                   -------------------
                                   William J. Yung

                                  Exhibit Index
                                  -------------

        Exhibit       Description
        -------       -----------
        Exhibit 1.    Engagement Letter between Casuarina Cayman Holdings Ltd.
                      and Greenhill & Co., LLC, dated November 10, 1999.**/

        Exhibit 2. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 16, 1999.***/

        Exhibit 3. Letter to Casuarina Cayman Holdings Ltd. from Lodgian, Inc., dated November 19, 1999.****/

        Exhibit 4. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 22, 1999.****/

        Exhibit 5. Joint Filing Agreement, dated November 22, 1999, among Casuarina Cayman Holdings Ltd., the 1994 William J. Yung Family Trust, Joseph Yung and William J. Yung.****/

--------
        **/    Filed as an Exhibit to Amendment No. 1 to the Schedule 13D.
        ***/   Filed as an Exhibit to Amendment No. 2 to the Schedule 13D.
        ****/  Filed herewith.